EXHIBIT 99.1

Leading Independent Proxy Advisory Firms Recommend Alio Gold and Rye Patch Shareholders Vote in Favour of Proposed Plan of Arrangement

VANCOUVER, British Columbia, May 10, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”) today announced that Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), two leading proxy advisory firms, have recommended that both Alio Gold and Rye Patch shareholders vote FOR the plan of arrangement (the “Transaction”) whereby Alio Gold will acquire all of the issued and outstanding shares of Rye Patch, at their special meetings of shareholders to be held on May 18, 2018.

These are important endorsements from independent third parties whose recommendations are intended to assist shareholders in making proxy voting decisions. Both ISS and Glass Lewis have conducted a careful review of the Company’s disclosure materials before making their recommendations.

Attention Alio Gold Shareholders

Alio Gold shareholders are reminded to vote their proxy before 10:00 a.m. (Vancouver time), on Wednesday, May 16, 2018. Alio Gold’s Board of Directors unanimously recommend that their shareholders vote IN FAVOUR of the proposed Transaction.

For more information and assistance in voting your proxy, please contact Laurel Hill Advisory Group, at:

  North America toll-free: 1-877-452-7184
  Local and international: 416-304-0211
  Email: assistance@laurelhill.com

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company recently announced an agreement to acquire Rye Patch Gold, including its 100% owned Florida Canyon Mine and all of its resource and exploration projects along the Oreana and Cortez Gold trends. The acquisition is expected to be completed in late May 2018.  The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.